Exhibit 99.1

BW LPG Limited: Management Share Option Plan “LTIP 2022” – Award and Exercise of Share Options

Singapore, 6 March 2026

On 3 March 2026, the Board of Directors of BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP) has approved the award of share options to senior management and certain employees of the Company.

This is the final annual award of share options under the five-year long-term management share option plan (“LTIP 2022”) which was launched on 1 March 2022. The options are awarded in connection with the publication of the quarterly report for Q4 2025 and the total number of options that are awarded in 2026 is 506,631.

On 4 March 2026, certain primary insiders have exercised vested share options. The exercised options will be settled by the Company by transfer of treasury shares which the Company has bought in the market for this purpose. Following the transfer, the Company will hold 7,467,396 treasury shares.

Please find more details as described below and in the attached forms.

Kristian Sorensen, Chief Executive Officer
Options granted in 2026: 220,647
Options (granted on 28 February 2023) exercised, each having a strike price of NOK 32.192: 120,647
Options (granted on 1 October 2023) exercised, each having a strike price of NOK 85.907: 100,000

Samantha Xu, Chief Financial Officer
Options granted in 2026: 85,000

Prodyut Banerjee, Chief Operations Officer
Options granted in 2026: 50,812
Options (granted in 2023) exercised, each having a strike price of NOK 32.192: 50,812

Knut-Helge Knutsen, Chief Technical Officer
Options granted in 2026: 50,812
Options (granted in 2023) exercised, each having a strike price of NOK 32.192: 50,812

For further information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act and article 19 of the EU Market Abuse Regulation.